Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)

Acquisition
UPDATE

Issue No. 5
November 10, 2003

Shareholder Vote on Acquisition Set for December 9

We announced on November 6 that a special meeting of shareholders will be held on December 9, 2003, to vote on two proposals concerning our previously announced acquisition of OfficeMax, Inc.

In the first proposal, shareholders will be asked to approve and adopt the Agreement and Plan of Merger between Boise and OfficeMax, including the authorization of the issuance of shares of Boise common stock in the merger. The second is a proposal to amend the 2003 Boise Incentive and Performance Plan to increase the number of shares of Boise common stock available for issuance under the plan.

Approval and adoption of each proposal requires the affirmative vote of a majority of the shares of Boise stock voting at the special meeting. The record date to determine shareholders eligible to vote at the meeting is November 3, 2003.

We also announced that the Securities and Exchange Commission (SEC) declared effective the registration statement on Form S-4 containing the joint proxy statement/prospectus that will be mailed to Boise shareholders in connection with the December 9 special meeting.

The special meeting of Boise shareholders will be held at 8 a.m., MST, in Boise, Idaho. The special meeting of OfficeMax shareholders will be held at 10 a.m., EST, in Shaker Heights, Ohio. If shareholders of both Boise and OfficeMax approve the transaction, Boise and OfficeMax expect to close the transaction after the vote on December 9.

Simple Majority of Votes Required to Pass Proposals

Our special meeting of shareholders to consider the OfficeMax acquisition will occur much like our regular annual meeting of shareholders.

Prior to the meeting, shareholders will receive mailed materials relating to the two proposals. These materials include a proxy card to vote on the two proposals and a return envelope to mail the votes to Corporate Election Services (CES). CES, an independent agency, then tallies the votes.

The special shareholders meeting will convene at 8 a.m., December 9 in the AV Room of Boise's headquarters building, 1111 West Jefferson Street, Boise, Idaho. CES will announce the tally of the votes it has received. Shareholders may also vote at the time of the meeting. OfficeMax shareholders will go through a similar procedure at about the same time.

A simple majority of votes cast is required to pass the Boise proposals, assuming a quorum is present at the special meeting. The transaction must receive shareholder approval from both Boise and OfficeMax in order to close.

Mailing of Documents to Begin

Both Boise and OfficeMax will mail the definitive joint proxy statement/prospectus and other documents regarding this transaction to their respective shareholders beginning on November 7. For Boise, this includes employees who participate in the company's Savings and Supplemental Retirement Plan or the Employee Stock Purchase Plan or who otherwise hold Boise stock.

These documents should be your primary source of information about the merger. Accordingly, once we begin mailing the proxy materials, we will not post new issues of Acquisition Update, and we will not answer specific merger questions that are submitted to the Employee Question Drop Box on BoiseNet. We will, however, continue to answer questions unrelated to the merger itself.

The joint proxy statement/prospectus will contain important information about our transaction with OfficeMax. You should rely on that document and our other SEC filings for information about the acquisition.

How to Find SEC Updates

The SEC requires all companies, foreign and domestic, to file registration statements, periodic reports, and other forms electronically. Companies do this through EDGAR, the Electronic Data Gathering, Analysis, and Retrieval system. Anyone can access and download EDGAR information for free.

If you are interested in searching EDGAR for filings related to Boise's acquisition of OfficeMax, start by going to this page on the SEC website: http://www.sec.gov/edgar.shtml. All of Boise's SEC filings relative to the OfficeMax transaction are also posted the day they are filed on our company website, www.bc.com, under Investor Relations, SEC Filings.

Boise Issues $500 Million in Senior Notes

In October, we increased our debt obligations by $500 million when we issued $300 million principal amount of 6.5% senior notes due in 2010 and $200 million principal amount of 7.0% senior notes due in 2013. The 2010 notes mature on November 1, 2010. The 2013 notes mature on November 1, 2013, and may be redeemed after November 1, 2008. The notes were offered to the public at an initial price of par.

We are using the proceeds from the offering to repay borrowing under our revolving credit facility, to provide cash for the OfficeMax acquisition, and for other general corporate purposes.

An underwriting syndicate led by Goldman, Sachs & Co. made the offering, and Banc of America Securities LLC, Wachovia Securities, and U.S. Bancorp Piper Jaffray acted as joint lead managers for the offering.

A shelf registration statement relating to this offering was originally filed with the Securities and Exchange Commission on April 23, 2002, and has since been declared effective. This offering was made pursuant to a prospectus supplement to the shelf registration statement on file with the Securities and Exchange Commission.

Completed Steps and What's Next

Mergers and acquisitions aren't completed overnight, especially those involving the acquisition of a large publicly held company such as OfficeMax. We must follow a specific process to complete our proposed transaction with OfficeMax. This process includes submitting information and documents to government regulators, including the Federal Trade Commission and Department of Justice (the antitrust regulators) and the SEC. In addition, our proposed transaction with OfficeMax is subject to approval by shareholders of both companies. Here's a look at the major steps completed and what's next.

☒	7/13/2003	Boards of directors for both Boise and OfficeMax unanimously approve merger.
☒	7/14/2003	The merger is publicly announced.
☒	8/1/2003	We file our preliminary joint proxy statement/prospectus with the SEC.
☒	8/29/2003	The 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expires without further requests for information by the government antitrust regulators.
☒	9/17/2003	Boise announces its election to use 60% stock and 40% cash to pay for OfficeMax.
☒	11/5/2003	The SEC declares effective our registration statement on Form S-4 containing the joint proxy statement/prospectus.
☒	11/7/2003	We begin mailing proxy materials to our shareholders.
☐	12/9/2003	Both companies hold shareholder meetings to vote on the proposed transaction.
☐	12/9/2003	If both companies' shareholders approve the proposed transaction, the merger closes and integration begins.

Glossary

Common Stock—Securities that represent an ownership interest in a public corporation. Owners are entitled to vote on the selection of directors and other important matters as well as to receive dividends when they are declared. If a corporation is liquidated, the claims of secured and unsecured creditors, bondholders, and owners of preferred stock have priority over the claims of common stockholders.

Preferred Stock—Preferred stock is a type of capital stock that pays dividends at a set rate (set at the time of issuance). Dividend payments to preferred holders must be made before common stock dividends can be paid. Preferred stock usually does not have voting rights. (Our Series D Preferred Stock, our ESOP, does vote.)

Prospectus—A written offer to sell securities. If this is the company's first offering of securities, the prospectus outlines the plan of the proposed business. If an established company is selling securities, the prospectus sets forth facts about the company so the investor can make an informed purchase decision.

Proxy—The written power of attorney given by a shareholder of the corporation authorizing someone else to vote on the shareholder's behalf. The use of proxies allows shareholders to vote without actually having to attend the shareholder meeting.

Proxy Statement—Contains the information the SEC requires the company to provide to a shareholder before the company can solicit the shareholder's proxy.

Record Date—The date on which a shareholder must officially own a company's shares in order to receive a company's declared dividend or, among other things, to vote on company issues.

Securities And Exchange Commission (SEC)—A federal agency created in 1934 by an act of Congress to regulate various aspects of the securities industry. The SEC is made up of five commissioners, each appointed by the president, with the advice and consent of the Senate, for a five-year term. In order to ensure the political independence of the commissioners, no more than three may be from the same political party at any one time.

Additional Information About This Transaction

The registration statement containing the joint proxy statement/prospectus was declared effective by the Securities and Exchange Commission (SEC) on November 5, 2003. Boise and OfficeMax will mail the definitive joint proxy statement/ prospectus and other documents regarding this transaction to their respective security holders beginning November 7, 2003. These documents contain important information about this transaction, and we urge you to read them carefully as they become available.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may obtain copies of these documents relating to Boise without charge from Boise on the Internet at www.bc.com under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728, by phone at (208) 384-7990, or by e-mail to investor@bc.com. You may obtain copies of these documents relating to OfficeMax without charge on the Internet at www.officemax.com under the "Corporate Information" section, or by contacting OfficeMax's Investor Relations Department by mail at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122, by phone at (216) 471-8697, or by e-mail to investor@officemax.com.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction are included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in OfficeMax's proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

Acquisition Update

Ralph Poore, Editor
Corporate Communications
P.O. Box 50
Boise, ID 83728
Phone: 208 384 7294
Fax: 208 384 7224
E-mail: RalphPoore@BC.com